Filed by AMB Property Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No.: 1-12846
The following is a transcript of a video message from Hamid R. Moghadam, a link to which was included in an email sent to AMB employees and posted on the AMB intranet on January 31, 2011:
Hello everybody.
As you’re probably aware, we just announced the decision to merge with our long-term competitor, ProLogis-a significant milestone that I’m confident will soon become a highly productive venture.
This moment is a significant one for our company. There have only been two other times in my career when I’ve been this excited about our prospects:
➢	When we started AMB in 1983; and then

➢	When we took it public in 1997.
My letter explains how the combination of AMB and ProLogis benefits our people, customers, private capital investors and shareholders.
But now I want to address two important questions: Why this combination - and why now?
Our long standing mission of Enduring Excellence was designed to get us in shape, organizationally and financially, so we could take advantage of the right opportunities to grow our business.
This is one such opportunity.
By combining the strengths of our two global organizations we will have the scale and platform necessary to continue building the leading global real estate company as measured by customer service, employee engagement, financial performance and balance sheet strength. This merger is not about being big, its about combining and being great.
Our shared commitment to excellence will make the integration a true blend of the best we both have to offer. Our portfolios, pipelines and people are highly complementary. Together we’ll strive to become:
1.	The undisputed leader in our sector;

2.	The most customer-focused franchise in the industry;

3.	The only global player in any sector active on four continents;

4.	The leading developer in the world;

5.	The premier private capital franchise, serving top institutional investors globally; and

6.	The company with the best and most diverse talent pool in the industry.

Your efforts have positioned us for this moment.
I thank you for helping us get here and I am confident that we will reach even greater heights.
That being said, integrating two complex organizations will not be easy. It is going to take hard work and a concerted effort to make this transition as smooth as possible for everyone.
To help ensure success, we have formed an Integration Team, which will be led by Tom, to decide on the best ways to bring together the capabilities and talent of the combined company.
Of course, there are always workforce implications during this kind of undertaking. And I know this is top of mind for each of you. We are working diligently to create the complete picture; however, I can tell you that:
1.	For the majority of you, your responsibilities will be largely unaffected by the integration. In other words, you’ll continue to do what you’ve been doing.

2.	Others will have the opportunity to take on significantly more responsibilities. Part of this will also be a shift away from the Jack-of-all-trades mindset that is appropriate for a smaller organization—in other words, some jobs will become more targeted to each individual’s particular skill set now that we are a larger organization.

3.	And in some cases we’re likely to find positions that are redundant between the two organizations, which will mean we’re going to have to make difficult decisions around letting people go. This of course is the hardest part of a big merger. But please know that we’re not taking it lightly and we’re going to work very hard to support you through this transition.
In the months ahead - as we work through the details - the Executive Team and I will communicate our progress on a regular basis.
Its important that you all stay focused - whether that means focused on your current workload or somehow getting involved in the integration process.
Most importantly, I ask that you don’t lose sight of the core values that have made us who we are today and that will continue to serve us well as we enter this exciting new chapter.
There aren’t many certainties in this life, but “change” is one of them. And I believe the people and organizations that learn to adapt to change are the ones that eventually rise to the top. We can only accomplish this business combination if we work together as one team. It doesn’t matter which company you were with before, we are all now part of the new ProLogis.
Today marks the beginning of a new era for our company and I hope you’re as excited as I am about the opportunities ahead of us.
Thank you.
Cautionary Statement Regarding Forward-Looking Statements
In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which ProLogis and AMB operate and beliefs of and assumptions made by ProLogis management and AMB management, involve uncertainties that could significantly affect the financial results of ProLogis or AMB or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving ProLogis and AMB, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future - including statements relating to rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds - are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (x) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by ProLogis and AMB from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither ProLogis nor AMB undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information About the Proposed Transaction and Where to Find it:
In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690. Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.
AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010. You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.